UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
GLG Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
37929X 107

(CUSIP Number)
Martin E. Franklin
555 Theodore Fremd Avenue,
Suite B-302
Rye, New York 10580
(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Martin E. Franklin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		14,637,228 [1] (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,437,228 [2] (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,637,228 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6% of outstanding shares of Common Stock [3]

14	TYPE OF REPORTING PERSON

IN
1  Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders’ Warrants held by Franklin which are not currently exercisable.
2  Excludes 200,000 shares of restricted Common Stock over which Franklin does not have dispositive power prior to their vesting in equal installments on each of May 15, 2011 and 2012.
3  The percentage is based on 261,197,179 shares of common stock outstanding, which consists of (i) 252,658,619 shares outstanding as represented by the Issuer and (ii) 8,538,560 shares of Common Stock issuable upon exercise of warrants to purchase common stock held by Franklin. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 4.6%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	3	of	6 Pages
Item 1. Security and Issuer.
     This Amendment No. 4 (“Amendment No. 4”) amends the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2007, as amended by Amendment No. 1 filed with the Commission on June 4, 2009 and Amendment No. 2 filed with the Commission on November 12, 2009 and Amendment No. 3 filed with the Commission on February 19, 2010 (the “Schedule 13D”), filed by Martin E. Franklin (“Franklin” or the “Reporting Person”), and relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Issuer”) and (2) warrants to purchase shares of Common Stock. This Amendment No. 4 is being filed to report the withdrawal of Franklin, a member of the Board of Directors of the Issuer, on May 16, 2010 with immediate effect, as a party to the Voting Agreement dated as of June 22, 2007 (the “Voting Agreement”), among Sage Summit LP, Lavender Heights Capital LP, Pierre Lagrange, G&S Trustees Limited in its capacity as trustee of the Lagrange GLG Trust, Point Pleasant Ventures Ltd., a wholly owned subsidiary of the Lagrange GLG Trust, Emmanuel Roman, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, Jackson Holding Services Inc., a wholly owned subsidiary of the Roman GLG Trust, Noam Gottesman, and Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust (collectively the “Voting Agreement Parties”) and the Issuer, as amended.
     Franklin beneficially owns 14,637,228 shares of Common Stock of the Issuer, representing 5.6%1 of all outstanding shares of Common Stock, which shares are comprised of 5,798,668 shares of Common Stock, 4,738,560 warrants (the “Founders’ Warrants”) (exercisable as described below) to purchase 4,738,560 shares of Common Stock, 2,000,000 warrants (the “Co-Investment Warrants”) (exercisable as described below) to purchase 2,000,000 shares of Common Stock and 1,800,000 warrants (the “Sponsors’ Warrants”) (exercisable as described below) to purchase 1,800,000 shares of Common Stock over which Franklin has sole dispositive power and 200,000 shares of restricted Common Stock, over which Franklin does not have dispositive power prior to their vesting in equal annual installments on each of May 15, 2011 and 2012. Each of the Founders’ Warrants, Sponsors’ Warrants and Co-Investment Warrants entitle the holder to purchase one share of Common Stock at a price of $7.50 per share. The Founders’ Warrants are exercisable at any time if and when the last sales price of the Common Stock exceeds $14.25 per share for any 20 trading days within a 30-trading day period beginning 90 days after November 2, 2007 (provided that there is an effective registration statement covering the Common Stock underlying the Founders’ Warrants in effect). Currently, the Founders’ Warrants are not exercisable. The

[1]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and 8,064,516 shares of Common Stock issuable upon conversion of the Notes and includes 2,000,000, 1,800,000 and 4,738,560 shares of Common Stock issuable upon exercise of Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants, respectively, held by Franklin. The percentage is based on 261,197,179 shares of common stock outstanding, which consists of (i) 252,658,619 shares outstanding as represented by the Issuer and (ii) 8,538,560 shares of Common Stock issuable upon exercise of warrants to purchase common stock held by Franklin. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 4.6%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	4	of	6 Pages
Sponsors’ Warrants and the Co-Investment Warrants are exercisable at any time commencing on December 21, 2007 (provided that there is an effective registration statement covering the Common Stock underlying the Sponsors’ Warrants and the Co-Investment Warrants in effect).
     This Amendment No. 4 is being filed to update Item 4 below. Unless otherwise defined in this Amendment No. 4, capitalized terms have the meanings set forth in the Schedule 13D.
     The Issuer’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.
Item 2. Identity and Background.
     Item 2 is amended to delete the last paragraph added by Amendment No. 3.
Item 4. Purpose of Transaction.
     Item 4 is amended to include the following information: On May 15, 2010, 100,000 of the 300,000 shares of restricted Common Stock to Franklin under the Issuer’s 2009 Long-Term Incentive Plan vested.
Item 5. Interest in Securities of the Issuer.
     Paragraph (a) of Item 5 is amended to delete the information added by Amendment No. 3 and to include the following information:
     (a) As of the date of this Amendment No. 4, Franklin has the following interests in the Common Stock, Exchangeable Securities, Notes, Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants:
(i)	Amount beneficially owned: 14,637,228 shares

(ii)	Percent of class: 5.6% of outstanding shares of Common Stock[2]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: 14,637,228

[2]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and 8,064,516 shares of Common Stock issuable upon conversion of the Notes. The percentage is based on 261,197,179 shares of common stock outstanding, which consists of (i) 252,658,619 shares outstanding as of December 31, 2009 as represented by the Issuer and (ii) 8,538,560 shares of Common Stock issuable upon exercise of warrants to purchase common stock held by Franklin. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 4.6%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	5	of	6 Pages
(b)	Shared power to vote or direct the vote: -0-

(c)	Sole power to dispose or direct the disposition: 14,437,228 shares[3]

(d)	Shared power to dispose or direct the disposition: -0-

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is amended to add the following information under the heading “Voting Agreement”:
     On May 16, 2010, Franklin provided written notice of his election to withdraw from the Voting Agreement to the other parties to the Voting Agreement with immediate effect and the parties waived the application of the 30 day notice period.

[3]	Excludes 200,000 shares of restricted Common Stock over which Franklin does not have dispositive power prior to their vesting in equal installments on each of May 15, 2011 and 2012.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	6	of	6 Pages

Item 7.	Material to be Filed As Exhibits.
Exhibit 1. Notice of Withdrawal from the Voting Agreement dated as of May 16, 2010 from Martin E. Franklin to the other Stockholder Parties thereto.
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2010	By:	/s/ Martin E. Franklin
Martin E. Franklin